UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BlackRock MuniHoldings Fund II, Inc.

(Name of Issuer)

Auction Rate Preferred Stock

(Title of Class of Securities)

09253P208
09253P307

(CUSIP Numbers)

February 28, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 09253P208, 09253P307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Royal Bank of Canada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 286

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) HC

CUSIP Nos. 09253P208, 09253P307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). RBC Capital Markets Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 286

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) BD

Item 1.
	(a)	Name of Issuer BlackRock MuniHoldings Fund II, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 Bellevue Parkway Wilmington, Delaware 19809

Item 2.
	(a)	Name of Person Filing 1. Royal Bank of Canada 2. RBC Capital Markets Corporation
	(b)	Address of Principal Business Office or, if none, Residence 1. 200 Bay Street Toronto, Ontario M5J 2J5 Canada 2. One Liberty Plaza 165 Broadway New York, New York 10006
	(c)	Citizenship See Item 4 of the Cover Pages.
	(d)	Title of Class of Securities Auction Rate Preferred Stock
	(e)	CUSIP Numbers 09253P208, 09253P307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The number of shares reported herein represents combined holdings in multiple series of auction rate preferred securities of the issuer, which are treated herein as one class of securities pursuant to the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no-action letter issued on September 22, 2008.

	(a)	Amount beneficially owned: See Item 9 of the Cover Pages.
	(b)	Percent of class: See Item 11 of the Cover Pages.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of the Cover Pages.
		(ii)	Shared power to vote or to direct the vote See Item 6 of the Cover Pages.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of the Cover Pages.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of the Cover Pages.

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
RBC Capital Markets Corporation is an indirectly wholly owned subsidiary of Royal Bank of Canada.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2009

ROYAL BANK OF CANADA

/s/ Tom Smee

Signature

Tom Smee/Senior Vice President

Name/Title

/s/ Bryan Osmar

Signature

Bryan Osmar/Senior Vice President

Name/Title

RBC CAPITAL MARKETS CORPORATION

/s/ John Penn

Signature

John Penn/Authorized Signatory

Name/Title

Index to Exhibits

Exhibit	Exhibit

A.	Joint Filing Agreement
B.	Power of Attorney

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G.  In evidence thereof, the undersigned hereby execute this Agreement as of March 6, 2009.

ROYAL BANK OF CANADA

/s/ Tom Smee

Signature

Tom Smee/Senior Vice President

Name/Title

/s/ Bryan Osmar

Signature

Bryan Osmar/Senior Vice President

Name/Title

RBC CAPITAL MARKETS CORPORATION

/s/ John Penn

Signature

John Penn/Authorized Signatory

Name/Title

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE  PRESENTS  that RBC CAPITAL MARKETS CORPORATION (the “Corporation”)  does hereby make,  constitute and appoint Peter von Maur and John Penn, acting  individually,  its true and lawful  attorney,  to execute and deliver in its name and on its behalf  whether the Corporation is acting  individually or as representative of others,  any and all filings required to be made by the Corporation under the Securities  Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be  beneficially  owned by the Corporation  under the Act,  giving and granting unto said  attorney-in-fact  power and authority to act in the premises as fully and to all intents and purposes as the Corporation  might or could do if  personally present by one of its authorized  signatories,  hereby  ratifying and confirming all that said  attorney-in-fact  shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY  shall  remain in full force and effect until either revoked  in  writing  by the  undersigned  or until  such time as the  person or persons to whom power of  attorney  has been  hereby  granted  cease(s) to be an employee of the Corporation.

RBC CAPITAL MARKETS COPORATION

By:	/s/ Richard T. Chase

Name: Richard T. Chase
Title: Managing Director